Exhibit 99.2

ZenaTech’s ZenaDrone Team Begins US Flight Testing of ZenaDrone 1000 in the Arizona Desert

(Toronto, Ontario, October 17th, 2024) ZenaTech, Inc. (Nasdaq: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, announces that its subsidiary, ZenaDrone, has begun the first US flight testing of the ZenaDrone 1000 drone including new hardware and software configurations in the desert near Phoenix, Arizona. The company has also been concurrently working towards expanding offices, operations, and partnerships in the state.

“After years of development work and recently achieving US FAA approval, it is gratifying to be able to conduct live test flights and further build our company base in Arizona. This is the first of many test flights and demonstrations that will help us refine and build the reliability of the ZenaDrone 1000 solutions for agriculture, defense, security, land surveying, and other applications where we see demand,” said CEO Shaun Passley, Ph.D.

One of the company’s longstanding collaboration partners is the Arizona Commerce Authority (ACA), the State of Arizona’s economic development organization.

 “We are thrilled that ZenaDrone has further grown and strengthened its Arizona presence by choosing Arizona as its base of U.S. operations.  And we are now delighted that they have chosen Arizona’s skies to begin live testing of the ZenaDrone 1000 product.  We look forward to continued work with ZenaDrone to grow their business in Arizona and throughout the world, including via participation at international trade shows and on international trade missions,” said Kevin O’Shea, Senior Vice President of International Trade for the ACA.

ZenaTech recently announced that ZenaDrone was granted an exemption by the Federal Aviation Authority (FAA) for visual line-of-sight commercial applications and data collection in the US, subject to specified conditions and limitations. This approval enables live testing and evaluation of the ZenaDrone 1000 product with US-based partners and potential customers. The company is also completing the FAA application process to receive an aerial spraying license (14 CFR Part 137) for agricultural plant nourishment, soil treatment, and pest control.

The ZenaDrone 1000 is an autonomous drone product designed for stable flight, maneuverability, heavy lift capabilities, incorporating innovative software technology, AI, sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial use. It has been used on farms in Ireland to enable smart farming, plant tracking, and crop management, and it has been piloted in the field with the US military for delivery of temperature-controlled critical medical supplies.

About ZenaTech

ZenaTech (Nasdaq: ZENA) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation, utilizing the ZenaDrone 1000 drone and the IQ series of indoor/outdoor drone products.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; the intention to complete the listing of ZenaTech’s common shares on an exchange; the ability to deliver products to the market as currently contemplated; ZenaTech’s expectations regarding its revenue, expenses, and operations; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.